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03050597

May 9, 2003

File Number 82-5126


RECD S.E.C.
MAY 1 3 2003
1086


PROCESSED
MAY 29 2003
THOMSON
FINANCIAL
SUPPL

Office of International Corporate Finance, Mail Stop 3-2
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Cassa di Risparmio di Firenze S.p.A. – File Number 82-5126

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended (the "Act") granted previously to Cassa di Risparmio di Firenze S.p.A. (the "Company") and hereby transmit to you the following documentation and information required to be submitted pursuant to the Rule.

A. English versions of the following press releases:

1. Calendar of Main Company Events – 2003, dated January 27, 2003;
2. Sale of Shareholding in Eptaconsors, dated January 29, 2003;
3. Cassa di Risparmio Acquires 1.9% of Fondiaria-SAI, dated February 7, 2003;
4. Convocation of the Board of Directors and 2002 Fourth Quarter Results, dated February 12, 2003;
5. 2002 Parent Company Preliminary Results, dated February 24, 2003;
6. Board of Directors' Approval of the Company's 2002 Financial Statements, dated March 24, 2003;
7. New business plan for 2002-05 presented, dated April 1, 2003; and
8. Shareholders' Meeting Approves the 2002 Financial Statements, dated April 28, 2003.

B. English summaries of:

1. a public announcement published in a daily newspaper convening an ordinary and extraordinary shareholders' meeting, dated March 24, 2003;

dlw 5/20

2. the Board of Directors' report on items on the agenda for the 2003 Shareholders' meeting and made available to the public at the registered office of the Company and with the Italian Stock Exchange.

C. The 2002 Annual Report of the Company was approved at the Shareholders' meeting of April 28, 2003. A summary of the Annual Report and the consolidated financial statements of the Company for the fiscal year ended December 31, 2002 are included in the press release of March 24, 2003 referred to in paragraph A.6 above. The resolutions of the Shareholders' meeting of April 28, 2003 have also been filed with the Italian Stock Exchange and CONSOB and are summarized in the press release of April 28, 2003 referred to in paragraph A.8 above.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Best regards,



James A. Gerard

JAG:jag

cc: Marco Falleri
Cassa di Risparmio di Firenze, S.p.A.



File Number 82-5126
Attachment: A1

CASSA DI RISPARMIO DI FIRENZE


RECD S.E.C.
MAY 13 2003
1083

MAIN COMPANY EVENTS - 2003

Evento	Data
Board of Directors – 2002 Annual Report	March 24, 2003
Annual General Meeting – 2002 Annual Report	April 28, 2003
Board of Directors – 31 March consolidated Report	May 12, 2003
Board of Directors – Half-year consolidated Report	September 8, 2003
Board of Directors – 30 September consolidated Report	November 10, 2003

As usual Cassa di Risparmio di Firenze will not deliver the 2003 second and third quarter reports.

January 27, 2003



File Number 82-5126
Attachment: A2

CASSA DI RISPARMIO DI FIRENZE

SALE OF SHAREHOLDING IN EPTACONSORS SPA FINALLY SEALED

Having obtained the necessary authorization from the banking sector watchdog, *Cassa di Risparmio di Firenze Spa* has signed a deal today with Sanpaolo IMI for the sale of its 20.24% stake in Eptaconsors Spa. The latter was in fact no longer seen as strategic for the asset management activity of the Group which can now count on an operating structure of its own, known as *CR Firenze Gestion Internationale S.A.*

Florence, 29th January 2003

File Number 82-5126
Attachment: A3



CASSA DI RISPARMIO DI FIRENZE

CASSA DI RISPARMIO DI FIRENZE ACQUIRES 1.9% OF FONDIARIA-SAI

Today, ownership of 2,445,868 Fondiaria-SAI ordinary shares, corresponding to 1.9% of the ordinary share capital, has switched in bulk from PremafinHP Spa to Cassa di Risparmio di Firenze Spa, with each share being priced at € 12.10 per share, for a total amount of € 29,595,002.80.

By undertaking such investment operation in a Group with a strong strategic potential, Cassa di Risparmio di Firenze intends to continue its policy of focusing on the economy of the areas where it operates by developing relations with other important business realities active locally.

Florence, 7th February 2003

1/1/1601 2:00 AM (2K)
[Document2]



File Number 82-5126
Attachment: A4

CASSA DI RISPARMIO DI FIRENZE

CONVOCATION OF THE BOARD OF DIRECTORS AND 2002 FOURTH QUARTER RESULTS

In order to approve the 2002 Company's Annual Report and the Consolidated Annual Report, the Board of Directors of Cassa di Risparmio di Firenze has been convened to meet on March 24, 2003. The relevant documentation will be available at the registered office of the Company and Borsa Italiana Spa by March 31, 2003.

In consequence of that, Cassa di Risparmio di Firenze will not deliver the 2002 fourth quarter results.

February 12, 2003



File Number 82-5126
Attachment: A5

CASSA DI RISPARMIO DI FIRENZE

2002 PARENT COMPANY PRELIMINARY RESULTS

NET PROFIT UP BY 7.7%

At its meeting today, the Board of Directors of Banca CR Firenze Spa, under the chairmanship of Aureliano Benedetti, acknowledged some of the provisional data of the 2002 draft financial statements of the parent bank, presented by the General Manager, Lino Moscatelli.

To permit comparisons with the previous year, financial statements as at December 31st 2001 have been prepared on a pro-forma basis, taking into account that, effective January 1st 2002, the tax-collection division was conferred on the company Cerit SpA, 100% owned by Banca CR Firenze Spa.

Profit performance showed a net profit of € 90.1 million (mn), up by 7.7% over the previous year.

Interest and other banking income, amounting to € 624 mn, grew by 3.4%. This result was underpinned by the positive trend in dividends on equity investments, which featured assignment of an extraordinary dividend coinciding with the sale of Eptaconsors SpA.

Commissions and other net income, amounting to € 222.0 mn, despite the persistently negative trend of markets, showed a 3.2% reduction, reined in thanks to the bank's commercial capability and to the range and level of products offered to customers.

Operating profit was positively affected by the cost-limitation effort - reducing costs by some € 16 mn – and amounted to € 220 mn, with growth of 14.4% over FY2001. Provisions for risks and charges and loan-loss provisions increased by 10.6% despite a level of risk that is stable and limited.

Pre-tax profit – after net extraordinary income of just € 2 mn as opposed to € 8.3 mn in FY2001 – amounted to € 164.5 mn, with a YoY increase of 10.8%.

As already previously announced, the Board of Directors is scheduled to meet again on March 24th 2003. The agenda includes approval of draft year-end accounts and consolidated year-end financial statements for FY2002.

Florence, February 24th 2003

File Number 82-5126
Attachment: A6



CASSA DI RISPARMIO DI FIRENZE

DIVIDEND CONFIRMED	EURO 0,052 PER SHARE
PARENT COMPANY NET INCOME	EURO 90,1 MILLION (+7.6%)
GROUP NET INCOME	EURO 82,6 MILLION (-10.5%)
TOTAL FINANCIAL ASSETS	EURO 26.296 MILLION(+4.6%)
CUSTOMER LOANS	EURO 12.233 MILLION (+6.1%)

Today the Board of Directors of Banca CR Firenze Spa, chaired by Aureliano Benedetti, approved the draft of the company's financial statement and consolidated balance sheet for fiscal year 2002, as presented by president Lino Moscatelli.

The Board of Directors voted to propose to the Shareholders' Meeting a **dividend of 0.052 Euros per share**, unchanged, based on **parent company net income of 90.1 million Euros** (an increase of **7.6%**), with a pay-out ratio of 62.7%.
The 2002 Banca CR Firenze Spa draft balance sheet and the proposed dividend distribution shall be submitted for the approval of the Shareholders' meeting on April 28 of this year.
The proposed payment date is May 22, 2003 (with a coupon detachment date of May 19, 2003).

In 2002, Group business developed further as the Group sought to participate in business activities geared to achieving the goals indicated in its budget and business plan. Internal structuring was designed to make the Group more effective by improving the service it offers to customers while simultaneously containing costs.

While generally the market performed poorly over the course of the year, substantial results were achieved in terms of increasing overall deposits and investment of funds. The share of the total represented by the mortgage loans department continued to increase, while determining the best and most efficient for allocating risk capital, at the same time safeguarding profitability and creating value, was also key.

With regard **to changes in the scope of consolidation**, particularly the acquisition of a further stake in **Cassa di Risparmio di Mirandola** Spa (55.86% of capital as of December 31, 2002), which during year 2002 officially became part of the CR Firenze Group and therefore is fully consolidated, and the reduction in the stake in **CFT Finanziaria Spa**, which fell from 67.55% to 46.98%, in order to make comparison of the 2002 figures with the 2001 figures meaningful and consistent, a consolidated profit and loss account as at December 31, 2001 was drawn up on a pro-

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it



CASSA DI RISPARMIO DI FIRENZE

forma basis and created with a view to then suitably backdating the results of those changes to January 1, 2001. That consolidated pro-forma profit and loss account was not reviewed by the board of auditors.

Net interest income came to 588.4 million Euros, reflecting an **increase of 3.4%** over the prior fiscal year, and **total income** from banking activities increased by 48.6 million Euros, or **5.2%.** This result was underpinned by the **positive trend in dividends on equity investments**. Furthermore, against the backdrop of a persistently difficult financial market, Group synergies permitted the figure for **"net commissions and other revenues"** to remain substantially **unchanged**, while **financial transaction** income **shrank by 31.5%,** a significant amount.

In fiscal year 2002, Group companies paid extremely **close attention to cost containment**. Although business continued to expand, this cost containment allowed companies to limit increases in administrative expenses (which totaled 593.8 million Euros) and adjustments to the value of tangible and intangible fixed assets (65.3 million Euros). These items grew by 3.4% and 2%, respectively, over the previous fiscal year.

Operating income totaled 323.1 million Euros, reflecting a **9.5% increase** over the previous fiscal year.

Provisions for and **adjustments to loans** totaled **97.1 million Euros**, or 10 million Euros higher than it was for the prior period.

Profit before extraordinary items and income tax totaled 205.1 million Euros, representing an increase of 17.9 million Euros, or **9.6%,** over the figure for year 2001; **net profit**, which in 2001 had benefited from a transfer of 6.4 million Euros from the fund for general banking risks, came to 82.6 million Euros, reflecting a **decrease of 10.5%.**

Group **ROE**, calculated by dividing net income for the fiscal year by average shareholders' equity, with profit from contracts in progress excluded, came to **11.10%** if goodwill amortization is excluded, and **8.94%** if such amortization is included.

Here are some of the trends in certain of the Group's economic ratios as compared to the prior year:
- the **cost-income ratio**, calculated as administrative expenses and value adjustments over tangible and intangible assets to total income from banking activities, excluding recovery of expenses, **decreased from 68.4% to 67.1%;**
- percentage of total assets represented by administrative expenses and personnel costs remained basically stable at 3.4% and 2.1%, respectively.



CASSA DI RISPARMIO DI FIRENZE

Total deposits from customers of Group companies **increased by 4.6%** over the previous fiscal year to reach 26,296.4 million Euros, despite the unfavorable market scenario.
Overall, indirect deposits decreased by 1% to 13,956.2 million Euros, reflecting the performance of the financial markets themselves. Poor market performance greatly depressed the exchange value of securities and, as a result, net worth at the end of the period. **Mutual Funds** and **Bancassicurazione** performed well, growing by **9.3% and 11.3%,** respectively, to reach 4,471.1 and 1,778.7 million Euros.
Customer loans totaled 12,233.4 million Euros with an **increase of 6.1**% over the prior year. It should be noted that the **mortgage loan division** continued to see gains (3,663.7 Euros, or an **increase of 2.8%)** despite the fact that the parent company securitized 512.8 million Euros in *in bonis* mortgage loans in 2002.

The total value and composition of items at risk changed significantly after CFT Finanziaria Spa was removed from the scope of full consolidation, which led to a decrease in gross non-performing loans to 284.3 million Euros and net non-performing loans to 129.7 million Euros. Once the provisions for loan losses (item 90 under liabilities on the balance sheet) was incorporated, the **coverage ratio** for non-performing loans as at December 31, 2002 **rose to 62.5%,** as compared to 60.7% for the prior period.

The "Group Integration and Management" project saw significant results during the period. This project is designed to reinforce the parent company's targeted leverage, focus the subsidiaries' strategic roles and achieve economies of scale and size.
An agreement was signed that led to consolidation of the CR Mirandola Auditing office with the corresponding parent company office, a procedure that took effect at the start of 2003.
Further, plans geared to better organization and strengthened operations with the goal of concentrating the entire front office of the Finance Division at the parent company were enacted. CR Civitavecchia, CR Mirandola and CR Orvieto are now organized in that manner.
Planning and Management Supervisory activities that involved Group banks were the focus of similar streamlining.
Group banks were offered contracts that could be used to appoint external suppliers to do the back-office work of branches (issuing bank drafts, paying bills and notes, etc.) and the work of the finance back office and streamline the business of overseeing such work within unified Group structures.
CR Civitavecchia and CR Orvieto will now work with the Technical Services division of the parent company to create new branches and possibly restructure existing branches, as well as handling security issues.
The loan sector of the Group banks has been reorganized so that it reflects the parallel sector of the Parent Company. This was achieved by separating the Commercial Division and Loan Division.

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it



CASSA DI RISPARMIO DI FIRENZE

A specific management supervision office—separate from the loan disbursement office—has been created and assigned to oversee and monitor the Group, by surveying specific events and monitoring information from major business fields and various phases of the process.
Systematically monitoring risk has consisted mainly of monitoring the major risk indicators as identified by the Regulatory authorities. The loan risk level of subsidiary banks showed significant improvement in the sense that classes characterized by more contained risk now represent a larger portion of the total. The same was true of the parent company.
Planning of Risk Management business continued in 2002 in connection with the "New Basel Capital Accord." More specifically, two projects were developed: one was a test of a new rating system for corporate clients used on a representative sample of our loan portfolio with the goal of implementing it in our loan process, and the other was a project designed to acquire and make operational a "Portfolio Model," with the goal of making a measured amount of absorbed capital available to offset credit risks.
Furthermore, projects were conducted under the headings "operating risks" and "financial risks" with the goal of reviewing Group regulations. For these purposes, a service was acquired via outsourcing in order to assign a rating to counterpart banks. Finally, a project already underway and scheduled to end in early 2003 is intended to extend the monitoring of rate risks using internal measurements to all other Group banks.
The final version of the Basel Capital Accord, expected to be in place by the end of 2003, will provide guidelines for auditing risk management and supervisory process tools. It will then be possible to begin specific planning in areas that until now have not been dealt with fully, such as the retail portfolio, new definitions of insolvency and estimating loss rates generated by insolvent customers.

Florence, March 24, 2003.

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

GRUPPO BANCA CR FIRENZE

Consolidated Balance Sheet - Euro/1,000

	ASSETS	31 dicembre 2002	31 dicembre 2001	31 dicembre 2000
10	**Cash and cash on deposit with central banks and post offices**	**128,192**	**147,813**	**74,040**
20	**Italian government securities and similar securities eligible for refinancing with central banks**	**304,311**	**224,795**	**445,607**
30	**Amounts due from banks**	**1,182,942**	**949,318**	**1,057,057**
	(a) sight	343,527	106,176	266,065
	(b) other	839,415	843,142	790,992
40	**Customer loans**	**12,233,395**	**11,531,221**	**9,465,214**
	including:			
	- loans from third-party funds under administration	804	1,128	1,237
50	**Bonds and other debt securities**	**1,546,537**	**1,822,607**	**1,916,760**
	(a) of public issuers	1,224,658	1,511,147	1,530,364
	(b) of banks	205,563	195,514	277,161
	including:			
	- own securities	*34,834*	*53,362*	*124,794*
	(c) of financial institutions	51,631	60,114	41,289
	(d) of other issuers	64,685	55,832	67,946
60	**Shares and other equity securities**	**44,035**	**49,037**	**264,520**
70	**Participating interests other than in group companies**	**351,425**	**359,600**	**380,725**
	(a) valued on equity method	104,021	101,497	177,983
	(b) other	247,404	258,103	202,742
80	**Participating interests in group companies**	**21,021**	**23,770**	**15,685**
	(a) valued on equity method	19,140	18,068	14,438
	(b) other	1,881	5,702	1,247
90	**Goodwill arising on consolidation**	**137,878**	**145,409**	**103,515**
##	**Goodwill on equity-valued holdings**	**213**	**873**	**312**
##	**Intangible assets**	**53,158**	**61,920**	**49,660**
##	**Property and equipment**	**334,920**	**361,678**	**305,081**
##	**Own shares**	**2,170**	**7,119**	**340**
##	**Other assets**	**1,181,467**	**1,262,141**	**1,094,233**
##	**Accrued income and prepayments**	**120,729**	**105,636**	**78,559**
	(a) accrued income	88,136	76,557	75,445
	(b) prepayments	32,593	29,079	3,114
	including:			
	- issue discounts on securities	*450*	*933*	*269*
	TOTAL ASSETS	**17,642,393**	**17,052,937**	**15,251,308**



GRUPPO
BANCA CR FIRENZE

Consolidated Balance Sheet - Euro/1,000

LIABILITIES & SHAREHOLDERS' EQUITY	31 December 2002	31 December 2001	31 December 2000
10 Amounts due to banks	**2,378,569**	**3,083,086**	**1,635,882**
(a) sight	506,530	856,186	490,072
(b) at maturity date or notice	1,872,039	2,226,900	1,145,810
20 Customer deposits	**7,783,533**	**7,090,975**	**6,781,651**
(a) sight	6,843,885	6,156,029	5,826,256
(b) at maturity date or notice	939,648	934,946	955,395
30 Debt securities issued	**3,814,165**	**3,474,152**	**3,526,645**
(a) bonds	3,323,869	2,902,425	2,733,358
(b) certificates of deposit	429,046	452,583	640,804
(c) other	61,250	119,144	152,483
40 Third-party funds under administration	**3,273**	**4,010**	**4,505**
50 Other liabilities	**1,117,898**	**1,178,286**	**1,362,973**
60 Accrued liabilities and deferred income	**111,742**	**104,315**	**95,254**
(a) accrued liabilities	86,397	80,483	87,159
(b) deferred income	25,345	23,832	8,095
70 Staff severance indemnity provision	**146,679**	**139,957**	**127,187**
80 Provisions for risks and charges	**371,626**	**342,913**	**292,452**
(a) provisions for pension and similar liabilities	160,034	153,578	156,110
(b) accrued taxes	135,542	127,285	86,559
(d) other provisions	76,050	62,050	49,783
90 Provisions for loan losses	**26,077**	**35,419**	**28,794**
100 Reserve for general banking risks	**65,615**	**65,615**	**57,197**
110 Subordinated debt	**739,190**	**489,190**	**351,191**
120 Negative differences on consolidated holdings	**8**	**112**	**3,869**
130 Negative differences on equity-valued holdings	**538**	**1,128**	**2,194**
140 Minority interests	**168,752**	**148,029**	**171,134**
150 Share capital	**619,155**	**560,994**	**550,216**
160 Share premium	**0**	**326**	**326**
170 Reserves	**210,826**	**187,751**	**158,144**
(a) legal reserve	126,432	111,850	111,712
(b) reserve for own shares	2,170	7,119	340
(c) statutory reserve	20,652	17,504	16,492
(d) other reserves	61,572	51,278	29,600
180 Revaluation reserves	**2,163**	**53,250**	**7,094**
200 Net profit for the year	**82,584**	**93,429**	**94,600**
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**17,642,393**	**17,052,937**	**15,251,308**

GUARANTIES & COMMITMEN	31 December 2002	31 December 2001	31 December 2000
10 Guarantees issued	**619,520**	**633,960**	**577,603**
including:			
- acceptances	11,647	14,164	24,639
- other guarantees	607,873	619,796	552,964
20 Commitments	**402**	**187,155**	**493,770**

GRUPPO BANCA CR FIRENZE

Consolidated Balance Sheet - Euro/1,000

PROFIT & LOSS ACCOUN[T]	31 December 2002	31 December 2001 pro-forma	31 December 2001	31 December 2000
10 Interest earned and similar income	**957,007**	**1,009,171**	**994,601**	**725,638**
including:				
- on customer loans	851,307	875,758	868,004	549,757
- on debt securities	69,717	102,047	99,763	119,238
20 Interest expense and similar charges	**-368,590**	**-440,416**	**-435,194**	**-337,513**
including:				
- on customer deposits	-114,013	-137,482	-133,923	-128,852
- on debt securities	-150,669	-145,755	-141,522	-137,569
30 Dividends and other income	**46,791**	**16,524**	**16,365**	**9,255**
(a) on shares and other equity securities	1,617	810	785	504
(b) on participating interests, other than in group companies	45,174	15,713	15,580	8,751
(c) on participating interests in group companies	0	2	0	0
40 Commissions earned	**288,083**	**292,733**	**288,583**	**268,041**
50 Commissions expense	**-57,863**	**-48,067**	**-47,931**	**-20,560**
60 Gains (losses) on financial transactions	**8,433**	**13,791**	**13,487**	**18,465**
65 Gains on FIP investments	**4,867**	**1,558**	**1,558**	**8,761**
70 Other operating income	**123,927**	**122,474**	**123,485**	**96,153**
80 Administrative expenses	**-593,817**	**-574,532**	**-567,302**	**-464,892**
(a) personnel expense	-370,071	-364,462	-359,302	-312,159
including:				
- salaries and wages	-269,318	-265,008	-261,383	-222,340
- social security contributions	-65,310	-67,018	-66,058	-55,078
- staff severance indemnities	-20,420	-20,928	-20,788	-19,671
- pensions and similar obligations	-6,081	-6,434	-6,054	-8,722
(b) other administrative expenses	-223,746	-210,070	-208,000	-152,733
85 Costs on FIP investments	**-4,867**	**-1,558**	**-1,558**	**-8,761**
90 Value adjustments to intangible assets and property and equipment	**-86,232**	**-85,102**	**-83,195**	**-64,768**
# Provisions for risks and charges	**-23,570**	**-16,583**	**-16,462**	**-9,497**
# Other operating expenses	**-30,532**	**-42,623**	**-43,357**	**-37,597**
# Value adjustments to loans and provisions for guarantees and commitments	**-96,851**	**-86,699**	**-87,617**	**-88,755**
# Value re-adjustments to loans and reversals of provisions for guarantees and commitments	**44,427**	**35,319**	**38,165**	**37,319**
# Provisions for loan losses	**-17,804**	**-14,609**	**-15,593**	**-4,440**
# Value adjustments to non-current financial asset	**-3,378**	**-5,416**	**-3,885**	**-2,146**
# Value re-adjustments to non-current financial as	**101**	**1,053**	**1,053**	**4**
# Profits/(Losses) of companies valued on equity method	**15,011**	**10,041**	**9,908**	**45,886**
# Profit from ordinary operations	**205,143**	**187,060**	**185,112**	**170,594**
# Exceptional income	**24,812**	**24,392**	**26,465**	**42,156**
# Exceptional charges	**-29,404**	**-12,193**	**-12,216**	**-30,952**
# Gain (loss) on exceptional items - net	**-4,592**	**12,199**	**14,249**	**11,204**
# Change in reserve for general banking risks	**0**	**6,367**	**6,367**	**-2,917**
# Income taxes for the year	**-103,911**	**-100,473**	**-100,005**	**-73,717**
# Profit for the year pertaining to minority interests	**-14,056**	**-12,899**	**-12,293**	**-10,563**
# Net profit for the year	**82,584**	**92,254**	**93,429**	**94,600**

GRUPPO
BANCA CR FIRENZE

Consolidated Balance sheet - Euro/1,000

RECLASSIFIED PROFIT & LOSS ACOUNT	31 December 2002	31 December 2001 pro-forma	31 December 2001	Change 2002-2001 pf
Interest Margin	**588,417**	**568,755**	**559,407**	**3.5%**
Net commissions and net other income	323,615	324,517	320,780	-0.3%
Trading and dividends on shares	10,050	14,601	14,272	-31.2%
Equity shareholdings and dividends	60,185	25,754	25,488	133.7%
Total Income	**982,267**	**933,627**	**919,947**	**5.2%**
Administrative expenses	-593,817	-574,532	-567,302	3.4%
- personnel expenses	-370,071	-364,462	-359,302	1.5%
- other costs	-223,746	-210,070	-208,000	6.5%
Depriciation	-65,325	-63,999	-63,466	2.1%
Operating Income	**323,125**	**295,096**	**289,179**	**9.5%**
Goodwill amortisation	-20,907	-21,103	-19,729	-0.9%
Total provisions	-97,075	-86,935	-84,339	11.7%
Gross Income before Exceptionals	**205,143**	**187,058**	**185,111**	**9.7%**
Exceptionals	-4,592	12,199	14,249	-137.6%
Profit before Taxes	**200,551**	**199,257**	**199,360**	**0.6%**
General banking reserves	0	6,367	6,367	**0**
Taxes	-103,911	-100,473	-100,005	3.4%
Minorities	-14,056	-12,899	-12,293	9.0%
Group Net Income	**82,584**	**92,252**	**93,429**	**-10.5%**



File Number 82-5126
Attachment: A7

CASSA DI RISPARMIO DI FIRENZE

Press release

CASSA DI RISPARMIO DI FIRENZE GROUP:

New business plan for 2003-05 presented

ROE up to 14.4% in 2005

Reorganisation of sales structure

During a presentation to analysts and investors held today at Palazzo Mezzanotte (Italian Stock Exchange) to illustrate group results for 2002, Cassa di Risparmio di Firenze announced the Group's main targets for the next three years (2003-2005).

With regard to the main profit indicators, the Management expects ROE to grow to 14.4% by 2005. The Cost/Income ratio, which will be affected in 2003 by the combined effect of the completion of the new sales structure and presumably unfavourable market trends, will subsequently undergo a further reduction, dropping to an estimated 62.6 at the end of the period under review.

Over the three-year period a growth in global costs of a little over 3% per year is expected, thanks to efforts to keep costs down despite commitments for activities to further rationalise the Group.

The Group's profitability will be raised, Management stated, by the implementation of the new distribution set-up, designed to maximise the commercial efficacy of the Bank through a changing market approach. Restructuring is centred on two new market divisions: the Retail Division and the Corporate and Private Banking Division. The new organisational model will subsequently be adapted to other Banks in the Group, taking into due account their specific traits and smaller dimensions. The new commercial and distribution model sets out to further boost the Group's commercial efficacy, especially in the small business and corporate segments, which will also be assigned the Portfolio Managers currently allocated to private client segments.

EPS are expected to grow significantly from € 0.076 to € 0.138 by 2005.

The CASSA DI RISPARMIO DI FIRENZE Group is an alliance of banks having deep roots in the Centre-North of Italy, made up of:
Cassa di Risparmio di Firenze, Cassa di Risparmio di Pistoia e Pescia, Cassa di Risparmio di Orvieto, Cassa di Risparmio di Civitavecchia and Cassa di Risparmio di Mirandola Spa. The CRF Group has a distribution network of 426 branches and 15 financial shops (financial promoters network).

Milan, 1st April 2003

File Number 82-5126
Attachment: A8



CASSA DI RISPARMIO DI FIRENZE

THE SHAREHOLDERS' MEETING APPROVES THE 2002 FINANCIAL STATEMENTS

A NEW BOARD OF DIRECTORS IS NOMINATED

€ 0.052 DIVIDEND PAY-OUT PROPOSAL CONFIRMED

At its session in Florence on 28 April 2003 chaired by Aureliano Benedetti, the Shareholders' Meeting of Cassa di Risparmio di Firenze S.p.A. approved the Parent company and the consolidated financial statements for the year 2002.

The Shareholders' Meeting also approved the Board of Directors' proposed dividend pay-out of € 0.052 per outstanding ordinary share as at 31 December 2002, gross of withholding tax required by law. The ex-dividend date (coupon no. 3) will be 19 May 2003 and the settlement date 22 May 2003.

The ordinary session of the Shareholders' Meeting also deliberated:

- the re-nomination of the Board of Directors whose three-year mandate expired with the approval of the 2002 financial statements. The voting bloc agreement stipulated among the Bank's three largest shareholders requires the new Board of Directors to have 14 members, including seven nominated by Ente Cassa di Risparmio di Firenze, five by Sanpaolo IMI S.p.A., and two by BNP Paribas SA. As a result, the new Cassa di Risparmio di Firenze Board of Directors has two new members, Pio Bussolotto and Mario Manuli, both nominated by Sanpaolo IMI S.p.A.;

- the nomination of the auditing company, renewing the mandate for PricewaterhouseCoopers;

- the renewal of the authorization to buy and sell treasury stock.

The extraordinary session of the Shareholders' Meeting approved some amendments to the Company By-Laws, the most important of which are:

- the abolition of the so-called casting vote attributed to the Chairman of the Board of Directors;

- the change in the banking group's name to *Gruppo Banca CR Firenze.*

In concluding the Meeting, the Chairman, also speaking on behalf of the other Directors, thanked the outgoing Directors Paolo Campaioli, Ferruccio Ferragamo, and Ivano Paci for their work and the important contribution they made to the Bank's development. The Chairman also thanked the General Manager and the employess for the goals achieved.

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

File Number 82-5126
Attachment: B1

2003 SHAREHOLDERS' MEETING

Summary of a public announcement (published in a daily newspaper)

Our shareholders are invited to attend an extraordinary and ordinary meeting of shareholders in the green room of Palazzo Incontri, Via de' Pucci nr.1, Florence, Italy on **April 28th, 2003 at 11 a.m. in first session** and, if necessary, in second session on May 10th, 2003, at the same time and place, to discuss and pass resolutions on the following

AGENDA

EXTRAORDINARY MEETING

1. Proposal to amend articles nr. 1,2,4,5,6,10,12,14,15,16,18,19 of the by-laws

ORDINARY MEETING

1. 2002 annual report of Cassa di Risparmio di Firenze Spa; 2002 consolidated results; Board of Directors' reports; Board of Auditors' report; relevant and consequent resolutions.
2. Authorisation of the purchase and sale of own shares.
3. Appointment of the external auditing company and related remuneration
4. Appointment of the Board of Directors

(...)

For further information please call Cassa di Risparmio di Firenze shareholders' office at +39 055 2612284 or fax +39 055 2612298



CASSA DI RISPARMIO DI FIRENZE

CASSA DI RISPARMIO DI FIRENZE SpA

Iscritta all'Albo delle Banche al n. 5120
Capogruppo del Gruppo Bancario Cassa di Risparmio di Firenze
Iscritto all'Albo dei Gruppi Bancari al n. 6160.6
Sede in Firenze, via Bufalini n. 6
Capitale sociale € 619.154.744,01 interamente versato
Registro delle Imprese di Firenze, codice fiscale e partita IVA 04385190485

Avviso di convocazione di Assemblea Straordinaria e Ordinaria

I Signori azionisti sono convocati in Assemblea Straordinaria ed Ordinaria presso la Sala Verde di Palazzo Incontri in Firenze, Via de' Pucci n.1, **per il giorno 28 aprile 2003 alle ore 11.00**, in prima convocazione e, occorrendo, in seconda convocazione, per il giorno 10 maggio 2003, stessi ora e luogo, per discutere e deliberare sul seguente

ORDINE DEL GIORNO

- Parte straordinaria

1. Proposte di modifica agli artt. 1,2,4,5,6,10,12,14,15,16,18 e 19 dello statuto sociale.

- Parte ordinaria

1. Bilancio d'esercizio e bilancio consolidato al 31 dicembre 2002; relazioni del Consiglio di Amministrazione sulla gestione; relazione del Collegio Sindacale; deliberazioni inerenti e conseguenti.
2. Autorizzazione all'acquisto e vendita di azioni proprie.
3. Conferimento dell'incarico alla società di revisione e determinazione del relativo compenso.
4. Nomina del Consiglio di Ammnistrazione e determinazione del relativo compenso.

Potranno intervenire all'assemblea i signori azionisti che risultino averne diritto sulla base dell'apposita certificazione rilasciata da un intermediario autorizzato ai sensi della normativa vigente.

Ai fini di agevolare le necessarie verifiche gli azionisti ed i loro rappresentanti potranno far pervenire alla segreteria societaria presso il Servizio Segreteria del Consiglio, via Bufalini n. 6 – Firenze, copia dei documenti comprovanti la loro legittimazione, per posta o via fax, almeno due giorni prima della data dell'assemblea in prima convocazione. L'originale di tale documentazione dovrà essere presentato al momento dell'intervento in assemblea.

La verifica della legittimazione all'intervento in assemblea avrà inizio nel giorno e nel luogo di svolgimento della stessa a far tempo dalle ore 9,00.

La documentazione relativa agli argomenti posti all'ordine del giorno, prevista dalla normativa vigente, verrà messa a disposizione del pubblico, nei termini dalla stessa prescritti, presso la sede sociale e presso Borsa Italiana S.p.A.

I signori azionisti hanno facoltà di ottenere copia della suddetta documentazione a proprie spese.

Firenze,24 marzo 2003

Il Presidente
(Aureliano Benedetti)

File Number 82-5126
Attachment: B2

2003 SHAREHOLDERS' MEETING

Our shareholders are invited to attend the Extraordinary and Ordinary Shareholders Meeting in the green room of Palazzo Incontri, Via de' Pucci nr.1, Florence, Italy on **April 28th, 2003 at 11 a.m. in first session** and, if necessary, in second session on May 10th, 2003, at the same time and place, to discuss and pass resolutions on the following

AGENDA

EXTRAORDINARY MEETING

1. Proposal to amend articles nos. 1,2,4,5,6,10,12,14,15,16,18, and 19 of the by-laws

The Board of Directors of Cassa di Risparmio di Fiirenze S.p.A. believes it is appropriate to propose to the Extraordinary Shareholders' Meeting scheduled for April 28th 2003 several ***amendments to the Company By-Laws*** *in view of the recent changes in regulations regarding listed companies and to fulfil the intentions of the contracting parties to the voting bloc agreement, as illustrated in detail below.*

Amendments to make effective immediately

Change of name for the banking group

We propose to change name from the current "Gruppo Bancario Cassa di Risparmio" to "Gruppo Banca CR Firenze".

Provisions for conferments in kind

We propose to include statutory provisions allowing for capital increases against conferments in kind.

Abolition of the Board Chairman's casting vote

Mandatory reporting by the delegated Company bodies to the Board of Directors and to the Board of Statutory Auditors

This regulation should be introduced in accordance with the new corporate law.

New regulations for nominating statutory auditors

The Justice Ministry issued decree no. 162 of March 30th 2000 laying down the professional prerequisites for listed company statutory auditors, requiring that, for those companies whose board of statutory auditors consists of three members, at least one effective member and one alternate must be enrolled in the auditors' register and have had no less than three years of professional experience as a legal accounting auditor.

Amendments to be made effective at a future date

Company Head Office

The new wording explicitly requires specification of the Municipality in which the head office is located, though it is not necessary to mention the street name and address.

New schedule for convening the Shareholders' Meeting

According to the new corporate law, the infra-annual time intervals between Shareholders' Meetings are no longer expressed in months but in days.

Attribution of decision-making powers to the Board of Directors. new 2nd section of art. 2365 of the Italian Civil Code

Pursuant to section 2 of article 2365 of the Italian Civil Code in its new formulation, the Company By-Laws may attribute to the Board of Directors some decision-making powers normally attributed to the Extraordinary Shareholders' Meeting.
With the aim of rendering decision-making more efficient, the attribution of such powers should cover the following areas:

- *Amendments to the Company By-Laws to update them in accordance with new laws and regulations;*
- *Mergers in cases as per articles 2505 and 2505-bis of the Italian Civil Code.*

ORDINARY MEETING

1. 2002 annual report of Cassa di Risparmio di Firenze S.p.A.; 2002 consolidated results; Board of Directors' reports; Board of Auditors' report; relevant and consequent resolutions.
2. Authorisation of the purchase and sale of own shares.
3. Appointment of the external auditing company and related remuneration.

4. Appointment of the Board of Directors and related remuneration.

With the Shareholders' Meeting to approve the 2002 financial statements, the three-year term of office for the Board of Directors, nominated at the Shareholders' Meeting of March 27th 2000 to approve the 1999 financial statements, draws to a close.
We remind you that, pursuant to art. 120 of Legislative Decrees 58/98, the voting bloc agreements signed by the three largest Cassa di Risparmio di Firenze S.p.A. shareholders (Ente Cassa di Risparmio di Firenze, Sanpaolo IMI S.p.A., and BNP Paribas S.A.) require that on some matters, including the nomination of the Board of Directors, the signatories' vote at the Shareholders' Meeting must be co-ordinated in accordance with the intentions expressed by the voting bloc's Steering Committee, the body mandated to implement the agreement.
The agreements likewise require that the Board of Directors, to be nominated at the Shareholders' Meeting to approve the 2002 financial statements, must be composed of 14 members, seven of which designated by Ente Cassa di Risparmio di Firenze, five designated by Sanpaolo IMI S.p.A., and two by BNP Paribas S.A.

(...)

For further information please call Cassa di Risparmio di Firenze Shareholders' Office at +39 055 2612284 or fax +39 055 2612298